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Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:00 13-Mar-06
Number	6918Z

RNS Number:6918Z
Tesco PLC
13 March 2006

13th March 2006

TESCO PLC

SHAREHOLDINGS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

TESCO EMPLOYEE SHARE INCENTIVE PLAN ("Plan")ANNOUNCEMENTS

1. Tesco PLC has today been notified that on 10th March 2006 the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 332.5p on behalf of the directors and persons discharging managerial responsibilities ('PDMRs') listed below:

Director / PDMR	Number of shares
R W Brasher	33
P A Clarke	33
A Higginson	33
T P Leahy	33
T J R Mason	33
D T Potts	33
L Neville-Rolfe	33

2. The Trustees transferred 119,857 Ordinary Shares of 5 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP 2 (unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the Plan, by participants who have left the group since the last purchase. The Directors above, together with 150,000 other employees, are potential participants in the Plan and are to be treated as interested in the 11,676,858 shares held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

This announcement is made in accordance with the requirements of DR 3.1.4 R(1) (a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

END

Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:00 15-Mar-06
Number	8329Z

RNS Number:8329Z
Tesco PLC
15 March 2006

15th March 2006

Tesco PLC

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

QUEST - SUBSCRIPTION

Tesco PLC ('the Company') announces that on 15th March 2006, 189,218 Ordinary Shares of 5p each in the Company were allotted and issued to Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, at a subscription price of 198.00p per share pursuant to the Company's Savings-Related Share Option Scheme (1981).

As a result of the allotment and issue, P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher, all collectively have an interest in the 189,218 Ordinary Shares of 5p each in the Company as the beneficiaries of the trust include all employees of the group including these Directors and other persons discharging managerial responsibility ('PDMRs').

This announcement is made in accordance with DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries:

J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:01 15-Mar-06
Number	8538Z

RNS Number:8538Z
Tesco PLC
15 March 2006

15th March 2006

Tesco PLC

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

QUEST - TRANSFER

Tesco PLC announces that on Wednesday, 15th March 2006, 189,218 Ordinary Shares of 5p in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981).

As a result of the transfer, P A Clarke, R W P Brasher, A T Higginson, T P Leahy, T J R Mason, D T Potts, and other persons discharging managerial responsibility ('PDMRs') who are beneficiaries of the trust, ceased to have an interest in the 189,218 Ordinary Shares of 5p each in the Company.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

END

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